Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES BEGINS A 5,500 METRE SURFACE
DRILLING PROGRAM ON ITS MONIQUE PROPERTY

MONTREAL, Quebec, Canada, September 28, 2010 – Richmont Mines Inc. (TSX - NYSE Amex: RIC) (“Richmont” or the “Company”), is pleased to announce that it has begun a 5,500 metre drilling program on its Monique property, located near Val-d’Or, Quebec. Past drilling on this property has revealed gold mineralized zones at a depth of less than 100 metres.

The drilling program currently underway will include approximately 35 holes that will range between 80 and 215 metres in length. The goal of the program is to complete infill drilling on two previously identified gold zones on the property: the G Zone and J Zone, with the objective of evaluating the potential for a small open pit operation. Drilling results are anticipated in the fourth quarter of 2010.

Gold mineralisation on the Monique property is mainly associated with three deformation zones that cross the property with an orientation of 280° and a 75° - 80° dip to the north. Gold mineralization is defined by a network of quartz/tourmaline/carbonate veins and veinlets, measuring 1 cm – 10 cm, with disseminated sulphides in the altered wall rocks. Free gold is observed frequently in the veins. A total of 12 gold zones have been observed on the property over the years, the most promising being the G and J Zones, and the A and B Zones.

Sporadic exploration work was conducted on this property between 1940 and 1983. In 1983, Louvem Mines Inc. (now a wholly-owned company of Richmont Mines) purchased 81% of the property from SOQUEM (a wholly-owned subsidiary of SGM, an industrial and financial holding corporation of the Quebec government). Subsequent drilling programs were carried out from 1983 to 1990, for a total of more than 64,000 metres, in order to define diverse gold zones. The following notable gold intersections (historic values) have been cut in the G Zone: 5.13 g/t Au over 12.39 metres in hole 20-2 and 3.62 g/t Au over 18.05 metres in hole 23-1 (true thickness). This historical data is not considered to be compliant with Regulation 43-101.

Located 25 km east of Val-d’Or, Quebec, in the heart of the Abitibi gold mining district, the Monique property covers an area of 5.39 km2 (539) hectares. The property is located approximately 10 km east of the Beaufor Mine and 50 km from the Company’s Camflo Mill.

About Richmont Mines Inc.
Richmont Mines has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

RICHMONT MINES BEGINS A 5,500 METRE SURFACE DRILLING PROGRAM ON ITS MONIQUE PROPERTY
September 28, 2010

Regulation 43-101
This news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D, Exploration Manager, an employee of Richmont Mines Inc. and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Ian Bolduc
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 224
E-mail: jaitken@richmont-mines.com	E-mail: ian.bolduc@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com